February 5, 2009

 Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated January 23, 2009 referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008, and the related supplemental comment letter dated December 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 8. Revenues/Major Customers, page F-17

1.

Comment: In response to prior comment 1, you state that 13.4% of your revenues are directly attributable to your contract with Microsoft, and that 12.3% of your revenues are directly attributable to your contract with Konami. You also propose that you are not “substantially dependent” on these contracts because you represent merchandise licensing rights to a wide variety of properties from time to time and the loss of any one property would not substantially impact your operations. However, one of these counterparties has represented a similar percentage of your revenues for at least the last 3 years. Furthermore, you state in a risk factor on page 5 of your annual report that your licensing revenues may be subject to dramatic increase and decreases from particular sources over time. Accordingly, please confirm that you will describe the material terms of these and any similar contracts in future filings. We also continue to believe that you should file these agreements as exhibits to your annual report, in accordance with item 601(b)(10)(ii)(B).

Response: As noted, the Company’s revenue percentages attributable to Microsoft and Konami for the year ended December 31, 2007 were 13.4% and 12.5%, respectively, and Konami has represented a similar percentage of the Company’s revenues for the past 3 years. We note the following additional aspects of these agreements, which are relevant to the Company’s continued view that these agreements do not need to be filed as exhibits to its annual report, or otherwise described in its future filings in more detail than is currently included.

•	Microsoft: Of the total revenues for the 2007 fiscal year attributable to the Microsoft contract:

(i)

approximately 24%, or 3.2% of the Company’s total revenue for 2007, related to the Company’s share of royalties earned on the ‘Viva Piñata’ video game. These royalties were based on a percentage of sales of the video game and there was no minimum guarantee associated with that amount;

(ii)

approximately 35%, or 4.8% of the Company’s total revenue for 2007, related to advertising time purchased by Microsoft for commercials aired on the Company’s programming blocks; the Microsoft contract had initially obligated Microsoft to purchase $3 million in advertising on the Fox Saturday morning children’s block programmed by the Company for each broadcast season that the ‘Viva Piñata’ show was aired, but was amended in June 2008 to eliminate this requirement in consideration for a one-time $1 million buy-out fee and a commitment to purchase $1 million in additional internet advertising over the following 12 month period; and

(iii)

approximately 41%, or 5.4% of the Company’s total revenue for 2007, related to production service revenue paid to the Company for costs incurred by the Company for the production of the ‘Viva Piñata’ television series. Pursuant to the agreement, the Company and Microsoft agreed to co-finance the production of 26 episodes with an option to co-finance additional episodes if the two parties mutually agreed.

The Company continues to believe that it is not substantially dependent on its relationship with Microsoft. The Company represents merchandise licensing rights to a wide variety of properties from time to time which, as noted in the risks factors set forth in the Company’s annual report, are subject to rapid and unpredictable changes in consumer entertainment preferences, as well as industry trends and demands that are continuously changing and are difficult to predict and vary over time. And while the loss of licensing revenue from its properties could have a material adverse impact on the Company’s operations, given this uncertainty, the Company necessarily operates its business on the basis that it cannot rely on a licensing arrangement producing a dependable revenue stream to the extent that payments are not guaranteed.

In addition, the Company does not view its business as being dependent on the purchase of advertising from any particular customer, as there is a diverse market of advertisers who purchase advertising time on children’s programming blocks such as the programming blocks operated by the Company. Based on its experience in the business, the Company expects that it would be able to sell to other advertisers, at prevailing market rates, any advertising time not purchased by any particular customer.

•

Konami: Of the 12.5% of the Company’s revenues that were attributable to Konami for the 2007 fiscal year, 98%, or 12.3% of the Company’s total revenue for 2007, was under one contract that related to video game and trading cards sold by Konami as a licensee with respect to one of the properties represented by the Company. The royalties earned by the Company under this contract during 2007 were based on a percentage of sales of the video game and trading cards and there was no minimum guarantee associated with those amounts. A similar percentage of the Company’s revenues from Konami during the preceding three years arose under this contract on the same terms and conditions, including the absence of any minimum guarantees.

The Company continues to believe that it is not substantially dependent its relationship with Konami. For the reasons noted above, the Company necessarily operates its business on the basis that it cannot rely on a licensing arrangement producing a dependable revenue stream to the extent that payments are not guaranteed, and none of the revenue under the contract for the periods described was guaranteed. In addition, the Company is confident based on its experience in the business that it would soon be able to find a replacement licensee on commercially acceptable terms if the Konami agreement was no longer in effect.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

Comment: Explain to us, in detail, why you believe it is appropriate to reflect production costs that are shared and billed to licensors as revenue as opposed to reductions of production expenses. Specifically, tell us how this treatment is consistent with the provisions of SOP 00-2.

Response: The Company enters into co-financing arrangements with Licensors as part of the overall representation agreements where episodic TV exists. The Company will incur the costs of the production on these TV series either internally or through third party vendors, and in turn will re-bill or recoup the contractual share of the cost from the Licensor. The Company’s share of these costs will be included in film inventory on the balance sheet and amortized in accordance with Statement of Position 00-2, Accounting by Producers or Distributors of Films (“SOP 00-2”). When the Company is entitled to be paid for such production costs, the Company categorizes them as production service costs and reflects a corresponding amount in revenues for the amounts billed back to the property owner.

In assessing how these arrangements should be accounted for, the Company researched the accounting literature documented in both Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”) and SOP 00-2.

SOP 00-2 specifically discusses the accounting for co-production and co-financing arrangements and states that American Institute of Certified Public Accountants Accounting Standards Executive Committee (“AcSEC”) believes that these arrangements are not unique to the film industry and therefore, they are beyond the scope of this SOP. AcSEC further states that it believes that the accounting for these arrangements is based on the facts and circumstances involved. The Company has determined that the guidance provided for in EITF 99-19 applies more directly to the particular production transactions affecting the Company.

Under EITF 99-19, in assessing whether revenue should be reported gross or on a net basis, the Financial Accounting Standard Board staff considers whether the company:

1.	acts as principal in the transaction,

2.	takes title to the products,
3.	has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and
4.	acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Additionally, EITF 99-19 provides several indicators of gross revenue reporting which specifically relate to the Company and our responsibilities within these Licensor arrangements.

•

If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

•

If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.

•

If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

•

If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

As stated above, as part of the co-financing arrangements with Licensors, the Company is responsible for the acceptability of the product along with any changes to its specifications, the vendors chosen to work on the project and the overall fulfillment of the final product. It is based on these factors detailed in EITF 99-19 and noted above that the Company has determined that the cost associated with these co-financing relationships should be recorded on a gross basis, as production service revenues with the corresponding production service costs and not merely as a reduction of the overall capitalized film costs.

If you have further questions regarding these matters, it may be helpful to schedule a conference call within the next two weeks to discuss these comments prior to the filing of our form 10-K for the year ended December 31, 2008. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.